UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

(510) 572-0200

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Page
Reports of Independent Registered Public Accounting Firms	1
Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Signature	10
Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)
Consent of Independent Registered Public Accounting Firm (Exhibit 23.2)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2012, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOSS ADAMS, LLP

Campbell, California

June 21, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2011, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

May 1, 2012

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
	(In thousands)
Assets:
Investments at fair value	$–	$204,653
Contribution receivable from employer	–	3,517
Notes receivable from participants	–	2,838

Net assets available for benefits at fair value	–	211,008

Adjustment from fair value to contract value for fully benefit-responsive common/collective trust	–	(1,191)

Net assets available for benefits	$–	$209,817

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2012	2011
	(In thousands)
Additions to net assets attributed to:
Investment and other income:
Dividends and interest	$5,535	$4,726
Net realized and unrealized appreciation (depreciation) in fair value of investments	18,089	(3,178)

Total investment and other income	23,624	1,548

Contributions:
Participant	12,871	12,561
Employer	3,604	3,517

Total contributions	16,475	16,078

Total additions	40,099	17,626

Deductions from net assets attributed to:
Withdrawals and distributions	(19,680)	(10,708)
Assets transferred out	(230,236)	–

Total deductions	(249,916)	(10,708)

Net increase (decrease) in net assets available for benefits	(209,817)	6,918

Net assets available for benefits:
Beginning of year	209,817	202,899

End of year	$–	$209,817

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 4, 2012, the acquisition of the Company by Lam Research Corporation (Lam Research) was completed. Effective December 31, 2012 the Plan was merged with the retirement plan held by Lam Research and the Plan assets were transferred out of the Plan and into the Lam Research Savings Plus Plan (Lam Research Plan).

Administration — The Board of Directors of the Company appointed the 401(k)/Deferred Compensation Plan Administrative Committee (the Committee) to manage the operation and administration of the Plan for the portion of the year prior to the date of the acquisition of the Company by Lam Research. Effective June 4, 2012, the Lam Research 401(k) Committee assumed responsibility for the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses were insignificant to the financial statements in 2012 and 2011 and have therefore been reported as withdrawals.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forfeited accounts — Forfeited non-vested accounts are used to either pay the Plan’s administrative expenses or are applied against matching contributions made by the Company. Forfeitures of $0.1 million were included in the assets transferred out of the Plan at December 31, 2012. Unutilized forfeitures were $0.1 million as of December 31, 2011.

Notes receivable from participants — Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Investment valuation and income recognition — Investments of the Plan are held by the trustee and are invested based upon instructions received from participants. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

The Plan has a fully-benefit responsive common/collective trust as an investment. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Payment of benefits — Benefits are recorded when paid.

Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock and Lam Research common stock following the acquisition of the Company by Lam Research. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risks associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates, or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

Recent accounting pronouncements — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Statements of Net Assets Available for Benefits, Statements of Changes in Net Assets Available for Benefits, or disclosures in the notes to the financial statements.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation into a traditional 401(k) account or after-tax compensation into a Roth 401(k) account, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – Participants in the Plan become eligible to receive matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Generally, a participant will share in the matching contribution only if the participant is employed on the last day of the Plan year and has completed one thousand hours of service during the Plan year. All matching contributions are placed into the participant’s traditional 401(k) account.

For the years ended December 31, 2012 and 2011, the Company matched 50% of eligible participant contributions under the Plan. The maximum eligible participant contribution for matching purposes is the greater of $4,000 or 6% of eligible compensation. The Company may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Contributions are transferred into the Plan subsequent to each year-end. An employer contributions receivable for the year ended December 31, 2012 of $3.6 million was included in the assets transferred out of the Plan due to the merger with the Lam Research Plan, effective December 31, 2012. Employer contributions for the year ended December 31, 2011 were $3.5 million, made in shares of the Company’s common stock in the amount of 71,282 shares.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2012 and 2011.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to each participant’s account after three years of credited service. As a result of the acquisition of the Company by Lam Research all participants became fully vested in their accounts as of the acquisition completion date, June 4, 2012.

Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments, and an allocation of the employer contributions, if any. Participants may allocate a maximum of 25% of their contributions to the Company Stock Fund. Prior to June 4, 2012, the Company Stock Fund was a fund invested primarily in shares of the Company’s common stock. On June 4, 2012, each share of the Company’s common stock was converted into 1.125 shares of the common stock of Lam Research Corporation. Lam Research common stock then became an investment election in the Plan through December 31, 2012 when the Plan was merged with the Lam Research Plan.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000. There were no pending disbursements for withdrawals elected by participants at the time the Plan was merged with the Lam Research Plan.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. Such loans bear interest at the Prime Rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. As the Plan was merged with the Lam Research Plan effective December 31, 2012, outstanding loans of $2.8 million were transferred out of the Plan.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan’s financial instruments consist primarily of mutual funds, a common/collective trust, the Company Stock Fund and common stock. Three levels of inputs are used to measure the fair value of Plan investments:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Mutual funds — These investments are public investment vehicles valued using the net asset value. It is not probable that the mutual funds will be sold at amounts that differ materially from the net asset value of shares held.

Common stock — These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Common/collective trust — The fair value of this investment is based on the underlying investments. The underlying investments consist of a portfolio of investment contracts that are issued by insurance companies and commercial banks and in contract that are backed by bond trusts, valued using the net asset value. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. It is not probable that the common/collective trust will be sold at amounts that differ materially from the net asset value of units held. The trustee has the right to hold investments in the fund for up to 12 months from the date of a redemption request.

Company Stock Fund — The fair value of this fund is based on the underlying investments. The underlying investments consist primarily of common stock of the Company and Lam Research common stock following the acquisition of the Company by Lam Research, with the remainder held in a money market fund to help simplify and accelerate participants’ daily transactions. The common stock portion of this investment is valued at the closing price reported on the active market on which the individual securities are traded. The money market fund is a public investment vehicle valued using the net asset value.

Level 3 —	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities. As of December 31, 2012 and 2011, the Plan did not hold any level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the years ended December 31, 2012 and 2011, there were no transfers of financial instruments between Level 1 and Level 2 or transfers in or out of Level 3.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Mutual funds
Growth funds	$38,789	$–	$–	$38,789
Blend funds	44,688	–	–	44,688
Bond funds	23,159	–	–	23,159
Target retirement date funds	20,123	–	–	20,123
Value funds	14,668	–	–	14,668
Balanced fund	12,662	–	–	12,662
Money market funds	2,458	–	–	2,458
Common/collective trust
Pooled stable value fund	–	25,731	–	25,731
Common stock
Company Stock Fund	–	22,044	–	22,044
Other common stock	331	–	–	331

Investments at fair value	$156,878	$47,775	$–	$204,653

There were no investments in the Plan as of December 31, 2012.

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets available for benefits at December 31:

2011
(In thousands)
Vanguard Retirement Savings Trust	$25,731
Novellus Company Stock Fund	22,044
American Funds: The Growth Fund of America; Class A	20,865
Vanguard 500 Index Fund Investor Shares	16,802
Vanguard Total Bond Market Index Fund Investor Shares	13,791
Vanguard Wellington Fund Investor Shares	12,662
Vanguard Global Equity Fund	10,539

There were no investments in the Plan as of December 31, 2012.

The Plan’s investments including gains and losses on investments bought, sold and held during the year appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
	(In thousands)
Common stock	$(585)	$4,578
Mutual funds	18,674	(7,756)

	$18,089	$(3,178)

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fiduciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may elect to invest a portion of their accounts in the Company Stock Fund and employer contributions are initially made directly into the Company Stock Fund. Prior to the acquisition of the Company by Lam Research on June 4, 2012, the Company Stock Fund was a fund invested primarily in shares of the Company’s common stock. On June 4, 2012, each share of the Company’s common stock was converted into 1.125 shares of the common stock of Lam Research and Lam Research common stock became an investment option in the Plan. As the Plan merged with the Lam Research Plan, effective December 31, 2012, the Plan held no investment in the Company Stock Fund as of December 31, 2012. The aggregate investment in the Company’s common stock held in the Company Stock Fund as of December 31, 2011 was $22.0 million or 531,616 shares.

NOTE 6 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 for the Plan years ended December 31:

	2012			2011
	Net assets available for benefits	Investment and other income	Deductions from net assets	Net assets available for benefits	Investment and other income	Deductions from net assets
	(In thousands)
Balance per the financial statements	$–	$23,624	$249,916	$209,817	$1,548	$10,708
Adjustment from contract value to fair value for fully benefit-responsive common/collective trust	–	(1,191)	–	1,191	282	–
Benefit claims payable	–	–	(516)	(516)	–	489

Balance per the Form 5500	$–	$22,433	$249,400	$210,492	$1,830	$11,197

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the 401(k)/Deferred Compensation Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

Date: June 21, 2013	By:	/s/ ODETTE GO
Odette Go
Chairperson, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Novellus Systems, Inc. Retirement Plan

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm